Exhibit 99.1

CNinsure Announces the Establishment of CNinsure Sales Service Group Company

GUANGZHOU, China, October 17, 2012 (GLOBE NEWSWIRE) — CNinsure Inc. (Nasdaq: CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced that it established CNinsure Sales Service Group Company Limited (the “Group Company”) on October 10, 2012, after obtaining approval of its license by the China Insurance Regulatory Commission (the “CIRC”), the insurance regulator of the PRC, in September 2012. The Group Company is the first insurance sales service group company in China.

The Group Company, previously known as Shenzhen Fanhua Nanfeng Investment Holding Co., Ltd., a wholly-owned subsidiary of CNinsure, is expected to serve as the PRC holding company for all of CNinsure’s affiliated insurance intermediary companies.

Commenting on the establishment of the Group Company, Mr. Chunlin Wang, chief executive officer of the Company, stated, “We wish to simplify our corporate structure and strengthen our corporate governance by removing the variable interest arrangements. The establishment of the Group Company offers an effective way for us to control our affiliated insurance intermediary companies through equity ownership instead of contractual arrangements. The Group Company concurrently has a controlling equity interest in a majority of CNinsure’s affiliated insurance intermediary companies. Going forward, we plan to further restructure our group to control all of our affiliated insurance intermediary companies through equity ownership.

“CIRC’s approval for CNinsure to establish the Group Company is an important milestone for Chinese insurance intermediary companies. We anticipate the formation of many more insurance intermediary group companies in China in the coming years. We believe this trend will provide tremendous opportunities for large insurance intermediary companies to consolidate the market and grow stronger, which will significantly drive the further development of the Chinese insurance intermediary sector over the long term.”

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of October 18, 2012, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.